                                                Filed Pursuant to Rule 424(b)(1)
                                                              File No. 333-97511



                                   PROSPECTUS

                                  PEMSTAR INC.


                                   ----------


                               5,642,160 SHARES OF
                                  COMMON STOCK


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     This prospectus relates to 5,642,160 shares of common stock which may be sold from time to time by the selling shareholders, including their transferees, pledgees or donees or their successors. The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The selling shareholders may sell the common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section "Plan of Distribution" beginning on page 14. We cannot assure you that the selling shareholders will sell all or any portion of the common stock offered under this prospectus. We will not receive any proceeds from the sale of these shares. Any commissions received by a broker or dealer in connection with resales of these shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.


                                   ----------


                  INVESTING IN OUR COMMON STOCK INVOLVES RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 2.


                                   ----------



     Our common stock is listed on the Nasdaq National Market under the trading symbol "PMTR." On October 2, 2002, the last sale price of our common stock as reported on The Nasdaq Stock Market was $1.43 per share.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     Our principal executive office address is Pemstar Inc., 3535 Technology Drive N.W., Rochester, Minnesota, 55901, telephone number (507) 288-6720.


                 The date of this prospectus is October 4, 2002.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and any risk factors included in our reports filed with the Securities and Exchange Commission incorporated by reference into this prospectus along with the other information contained in this prospectus and those reports before deciding whether to purchase any shares of our common stock. If any of the following risks or the risks contained in those reports actually occur, our business and operating results could be harmed. This could cause the value of our common stock to decline, and you may lose all or part of your investment.

                   Risks Relating to Our Business and Industry

Reductions in demand and other factors have caused net losses.


     The continuing reduction in capital spending by businesses for new technologies, the remaining effects of the recent recession and the market disruptions caused by the September 2001 terrorist attacks in the United States and threats of hostilities in the Middle East and Asia have reduced demand in many of the technology markets we serve. As a result of these market conditions, we experienced a significant reduction in demand for our products and services during the third and fourth quarters of fiscal 2002 and the first quarter of fiscal 2003, which caused us to incur net losses of $12.5 million in the third quarter, $47.0 million in the fourth quarter and $19.8 million in the first quarter, respectively. There is on-going uncertainty in the demand for our products and services, which may rapidly and significantly fluctuate. A continuation of the recession, outbreak of hostilities or any other event leading to excess capacity or a continued or increased downturn in the markets we serve would likely negatively affect our net sales. In addition, the communications, computing, data storage, industrial and medical equipment markets of the electronics manufacturing services industry are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. These markets are also subject to rapid technological change and product obsolescence. If any of these factors or other factors reduce demand for specific products or components that we design or manufacture for our customers, our net sales would likely be negatively affected. Due to these market conditions and factors, we may experience net losses in future periods.


We depend on a small number of customers for a significant portion of our net sales and the loss of any of our major customers would harm us.

     We depend on a relatively small number of customers for a significant portion of our net sales. Our two largest customers in fiscal 2002 were IBM and Motorola, which represented approximately 25% and 14% of our total net sales. In addition, our ten largest customers in fiscal 2002 accounted for approximately 70% of our net sales. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net sales. Because our major customers represent such a large part of our business, the loss of any of our major customers could negatively impact our business.

     Our major customers may not continue to purchase products and services from us at current levels or at all. In the past, we have lost customers due to the acquisition of our customers, product discontinuation and customers' shifting production of products to internal facilities. We may lose customers in the future for similar reasons. We may not be able to expand our customer base to make up any sales shortfalls if we lose a major customer. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

Our business has been adversely affected by reductions or delays in customer orders.


     We do not typically obtain firm long-term purchase orders or commitments from our customers. We work closely with our customers to develop forecasts for future orders, but these forecasts are not always binding. In some cases, customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders from our largest customers could cause our net sales to decline significantly and could result in us holding excess inventories of components and materials. In the third and fourth quarters of fiscal 2002 and first quarter of fiscal 2003, these and similar factors caused us to recognize charges for inventory reserves and adjustments of $8.9 million. We may be required to recognize similar charges in future periods.


     Many of our costs and operating expenses are relatively fixed. As a result, a reduction in customer demand can decrease our gross profit and adversely affect our business, financial condition and results of operations. In fiscal 2002, our gross profit declined to 4.6% as a percentage of net sales as compared to 8.5% in fiscal 2001. We have implemented restructuring activities to improve operating results. We may not realize the intended expense reductions under our restructuring plans or improve our gross profit.

We require additional sources of funds for working capital.

     Our continued viability depends on our ability to generate additional cash from operations or obtain additional sources of funds for working capital. Our ability to maintain sufficient liquidity depends, in part, on our achieving anticipated revenue targets and intended expense reductions from our restructuring activities. We may not achieve these targets or realize the intended expense reductions. If our operating goals are not met, we will be required to secure additional financing from lenders or sell additional securities. We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. In addition, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

We have been unable to collect all our accounts receivable.


     Falling demand for the products of our technology customers and liquidity difficulties for these companies have forced us to reach accommodations with a portion of our customers and have limited our ability to collect fully our accounts receivable from these customers. In addition, several significant customers have filed for bankruptcy protection, which limits our recovery of accounts receivable from these customers. In the third and fourth quarters of fiscal 2002 and first quarter of fiscal 2003, these and similar factors caused us to recognize charges for accounts receivable adjustments of $10.1 million. We may be required to recognize similar charges in future periods.

Our acquisition strategy may not succeed.

     As part of our business strategy, we have acquired other companies, assets or product lines that complement or expand our existing business. These acquisitions have not been entirely successful, and in the fourth quarter of fiscal 2002, we incurred approximately $24.2 million of goodwill impairment charges related to facilities acquired by us in the past three years. Although we anticipate seeking further acquisition opportunities, we cannot assure you that we will be able to identify suitable acquisition candidates or finance and complete transactions that we select. We may incorrectly judge the value or worth of an acquired company or business. In addition, its key personnel may decide not to work for us. We may also have difficulty in integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to our shareholders. Failure to execute our acquisition strategy may adversely affect our business, financial condition and results of operations.

We have experienced significant growth in a short period of time and we may have trouble managing our expanded operations.

     We have grown rapidly in recent years due to acquisitions and internal growth. Our rapid growth has placed and will continue to place a significant strain on our management, financial resources and on our information, operations and financial systems. We face risks associated with coordinating multinational operations and reporting systems, diverse technologies and multiple products and services. In addition, our growth has increased our expenses and working capital requirements. If we are unable to manage our growth effectively, it may have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will manage our growth effectively

Increased competition may result in decreased demand or prices for our services.

     The electronics manufacturing services industry is highly competitive and characterized by low margins. We compete against numerous United States and foreign service providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

..    Respond more quickly to new or emerging technologies;

..    Have greater name recognition, critical mass and geographic and market presence;

..    Be better able to take advantage of acquisition opportunities;

..    Adapt more quickly to changes in customer requirements; and

..    Devote greater resources to the development, promotion and sale of their services.

     We also may be operating at a cost disadvantage as compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

We anticipate that our net sales and operating results will fluctuate which could affect the price of our common stock.

     Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in any given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. Our operating results may fluctuate in the future as a result of many factors, including:

..    Variations in customer orders relative to our manufacturing capacity;

..    Variations in the timing of shipment of products to customers;

..    Our ability to recognize revenue with respect to products held for customers;

..    Introduction and market acceptance of our customers' new products;

..    Changes in competitive and economic conditions generally or in our customers' markets;

..    Effectiveness of our manufacturing processes, including controlling costs;

..    Changes in cost and availability of components or skilled labor; and

..    The timing and price we pay for acquisitions and related acquisition costs.

     Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate, which could negatively impact our results of operations for that period. Results in any period should not be considered indicative of the results to be expected in any future period. It is possible that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our common stock could decline significantly.

Our predictions of future operating results may not be achieved.

     From time to time in earnings releases and otherwise, we may publish forecasts or other forward-looking statements, or comment on the estimates of financial analysts, regarding our future results, including estimated revenues or net earnings. Any forecast of, or comment on, our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risks and other factors (including those described in this discussion), many of which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or comments or that the variation from such forecasts or comments will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize our entire publicly available mix of historical and forward-looking information, as well as other available information affecting us and our services, when evaluating our prospective results of operations.

Shortages or price fluctuations in component parts specified by our customers could delay product shipments and adversely affect our profitability.

     Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services we provide. In the past, some of the materials we use, such as capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. In certain circumstances, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce our operating income.

     In addition, if we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which adversely affect our business, financial condition and results of operations. We are required to forecast our future inventory needs based upon the anticipated demand of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease our profit margins and operating income.

If we are unable to respond to rapidly changing technologies and process developments, we may not be able to compete effectively.

     The market for our products and services is characterized by rapidly changing technologies and continuing process developments. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. If we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that investments in new technologies will result in commercially viable technological processes. The loss of revenue and earnings to us from these changing technologies and process developments could adversely affect us.

Operating in foreign countries exposes us to increased risks which could adversely affect our results of operations.

     We currently have foreign operations in Brazil, China, Ireland, Israel, Japan, Mexico, the Netherlands, Singapore and Thailand. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in foreign countries. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks, which could adversely impact our results of operations:

..    Economic or political instability;

..    Transportation delays and interruptions;

..    Foreign currency exchange rate fluctuations;

..    Increased employee turnover and labor unrest;

..    Longer payment cycles;

..    Greater difficulty in collecting accounts receivable;

..    Incompatibility of systems and equipment used in foreign operations;

..    Difficulties in staffing and managing foreign personnel and diverse cultures; and

..    Less developed infrastructures.

     In addition, changes in policies by the United States or foreign governments could negatively affect our operating results due to increased duties, increased regulatory requirements, higher taxation, currency conversion limitations, restrictions on the transfer of funds, the imposition of or increase in tariffs and limitations on imports or exports. Also, we could be negatively affected if our host countries revise their policies away from encouraging foreign investment or foreign trade, including tax holidays.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

     We rely on our proprietary technology, and we expect that future technological advances made by us will be critical to remain competitive. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite these protections, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. We cannot be certain that patents we have or that may be issued as a result of our pending patent applications will protect or benefit us or give us adequate protection from competing technologies. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own. We believe that our proprietary technology does not infringe on the proprietary rights of others. However, if others assert valid infringement claims against us with respect to our past, current or future designs or processes, we could be required to enter into expensive royalty arrangements, develop non-infringing technologies or engage in costly litigation, which could negatively affect our business, financial condition and results of operations.

Our inability to expand our Web-based supply chain management system could negatively impact our future competitiveness.

     Our future success depends in part on our ability to rapidly respond to changing customer needs by scaling operations to meet customers' requirements, shift capacity in response to product demand fluctuations, procure materials at advantageous prices, manage inventory and effectively distribute products to our customers. In order to continue to meet these customer requirements, we have developed a Web-based supply chain management system that enables us to collaborate with our customers on product content and to process engineering changes. We are currently implementing an enhanced version of our existing system, which will include real-time communications between our customers across all of our facilities. Our inability to expand this Web-based system, or delays or defects in such expansion could negatively impact our ability to manage our supply chain in an efficient and timely manner to meet customer demands, which could adversely affect our competitive position and negatively affect our ability to be competitive in the electronics manufacturing services industry.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

     Our future success largely depends on the skills and efforts of our executive management and our engineering, manufacturing and sales employees. We do not have employment contracts or non-competition agreements with any of our executive management or other key employees. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, engineering, manufacturing and sales personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

     Our operations are regulated under a number of federal, state, provincial, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a significant consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused the release. In addition, we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such penalties or revocations could require us to cease or limit production at one or more of our facilities, thereby harming our business.

                          Risks Related to the Offering

Provisions in our charter documents and Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company, which could inhibit your ability to receive an acquisition premium for the securities.

     Provisions of our amended articles of incorporation and our amended and restated bylaws and provisions of Minnesota law may delay or prevent an unsolicited takeover effort to acquire our company on terms that you may consider to be favorable. These provisions include the following:

..    No cumulative voting by shareholders for directors;

..    A classified board of directors with three-year staggered terms;

..    The ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;

..    The ability of our board to amend the bylaws;

..    A shareholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer;

..    Restrictions under Minnesota law on mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock;
     and

..    A requirement that at least two-thirds of our shareholders and at least two-thirds of our directors approve amendments of our articles of incorporation.

Our board of directors has the power to issue preferred stock and to designate the rights and preferences of that series of preferred stock that could adversely affect the voting power, dividend, liquidation and other rights of holders of our common stock.

     Under our articles of incorporation, our board of directors has the power to issue preferred stock and to designate the rights and preferences of that series of preferred stock. In connection with this, our board of directors may designate the new series any rights, preferences and privileges that the board of directors deems appropriate, including special dividend, liquidation and voting rights. The creation and designation of a new series of preferred stock could adversely affect the voting power, dividend, liquidation and other rights of holders of our common stock and, possibly, any other class or series of stock that is then in existence.

                           FORWARD LOOKING STATEMENTS

     Except for historical information, this prospectus (including the information incorporated by reference) contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our revenue mix, anticipated costs and expenses, service development, relationships with strategic partners, pending acquisitions and other factors discussed under "Risk Factors." These forward-looking statements may include declarations regarding our belief or current expectations of management, such as statements indicating that "we expect," "we anticipate," "we intend," "we believe," and similar language. We caution that any forward-looking statement made by us in this prospectus or in other announcements or filings made by us are further qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements, including without limitation the risk factors set forth in this prospectus and the reports incorporated herein by reference.

                                  PEMSTAR INC.

     The following is a brief summary of our business. You should read the summary of our business included in our reports filed with the Securities and Exchange Commission incorporated by reference into this prospectus along with the other information contained in this prospectus and those reports before deciding whether to purchase any shares of our common stock.

     Pemstar Inc., incorporated in Minnesota in 1994, provides a comprehensive range of engineering, manufacturing and fulfillment services to our customers on a global basis through seventeen facilities strategically located in North America, South America, Asia, and Europe. We provide electronics manufacturing services to original equipment manufacturers in the communications, computing, data storage, industrial and medical equipment markets. Our comprehensive service offerings support our customers' needs from product development and design through manufacturing to worldwide distribution and aftermarket support.

     We offer a comprehensive range of engineering, manufacturing and fulfillment services that support our customers' products from initial design through prototyping, design validation, testing, ramp to volume production, worldwide distribution and aftermarket support. We support all of our service offerings with a comprehensive supply chain management system, superior quality management program and sophisticated information technology systems. Our comprehensive service offerings enable us to provide a complete solution for our customers' outsourcing requirements.

     We support our engineering, manufacturing, distribution and aftermarket support services with an efficient supply chain management system and a superior quality management program. All of our value-added support services are implemented and managed through sophisticated information technology systems, which enable us to collaborate with our customers throughout all stages of the engineering, manufacturing and order fulfillment processes.

     We offer original equipment manufacturers expertise in a wide variety of traditional and advanced manufacturing technologies. Our technical expertise supports standard printed circuit board assembly as well as increasingly complex products that require advanced engineering skills and equipment. We intend to continue to maintain our technical expertise in traditional methods and processes and to continue developing and maintaining our expertise in advanced and emerging technologies and processes.

              SALE AND ISSUANCE OF 6 1/2% SUBORDINATED CONVERTIBLE
                               NOTES AND WARRANTS

     On May 10, 2002, we sold $5 million principal amount of subordinated convertible notes convertible into approximately 2,192,982 shares of common stock and warrants exercisable for approximately 788,312 shares of common stock pursuant to the terms of a securities purchase agreement entered into on May 3, 2002 with Smithfield Fiduciary LLC and Citadel Equity Fund Ltd. The applicable conversion price for these convertible notes and the exercise price for the above-referenced warrants is $2.28. In addition, we issued the investors seven-year warrants exercisable for an aggregate of 1,000,000 shares of our common stock with an exercise price of $2.00 pursuant to a letter agreement dated May 8, 2002. On July 18, 2002, we issued the investors seven-year warrants exercisable for an aggregate of 250,000 shares of our common stock with an exercise price of $1.62 pursuant to an amendment and termination agreement dated July 18, 2002. Details regarding these transactions can be found in our Current Reports on Form 8-K filed on May 6, May 13 and July 19, 2002 and the exhibits filed with those Current Reports. We have used the net proceeds from the issuance and sale of the convertible notes and warrants for working capital.

                              SELLING SHAREHOLDERS

     The shares of common stock being offered by the selling shareholders are issuable upon conversion of or as interest on the convertible notes or upon exercise of the warrants. We are registering the shares in order to permit the selling shareholders to offer the shares of common stock for resale from time to time. Except for the ownership of the convertible notes and the warrants, the selling shareholders have not had any material relationship with us within the past three years.


     The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by the selling shareholders. The second column lists the number of shares of common stock owned, including the number of shares of common stock, based on its ownership of the convertible notes and the warrants, that would have been issuable to the selling shareholders as of July 22, 2002 assuming conversion of all convertible notes and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise. The third column lists the number of shares of common stock being offered by this prospectus by the selling shareholders, which was determined by estimating the number of shares issuable upon conversion of the convertible notes (excluding accrued interest) and exercise of the warrants and the maximum number of shares issuable by us in lien of the payment of interest over the entire term of the convertible notes. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.


     Under the terms of the convertible notes and the warrants, a selling shareholder may not convert the convertible notes, or exercise the warrants, to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 5.0% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."


Name
                                               Number of        Maximum Number of      Number of
                                                Shares          Shares to be Sold        Shares
                                             Owned Prior to     Pursuant to this      Owned After
                                                Offering           Prospectus          Offering
-------------------------------------------- --------------    -----------------    --------------
Smithfield Fiduciary LLC(1) ...............        2,119,943           2,821,080                 0
Citadel Equity Fund Ltd.(2) ...............        3,157,271           2,821,080         1,037,328


(1) Highbridge Capital Management, LLC ("Highbridge") is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the shares of common stock held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield Fiduciary LLC.

(2) Includes 1,037,322 shares of common stock held by or issuable to Citadel Equity Fund Ltd. that are not being offered pursuant to this prospectus and 6 shares of common stock held by Aragon Investments, Ltd. (an entity under common control with Citadel Equity Fund Ltd.) that are not being offered pursuant to this prospectus. Citadel Limited Partnership ("Citadel") is the trading manager of each of Citadel Equity Fund Ltd. and Aragon Investments, Ltd. and consequently has voting control and investment discretion over securities held by Citadel Equity Fund Ltd. and Aragon Investments, Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. and Aragon Investments, Ltd. Each of Citadel Equity Fund Ltd. and Aragon Investments, Ltd. disclaims beneficial ownership of the shares held by the other. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin disclaims beneficial ownership of the shares beneficially owner by Citadel, Citadel Equity Fund Ltd. and Aragon Investments, Ltd.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of the shares of common stock by the holders of the convertible notes and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

     The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     (1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

     (2) in the over-the-counter market,

     (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

     (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or

     (5) through the settlement of short sales.

     If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

     The selling shareholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

     The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $35,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the registration rights agreements or we may be entitled to contribution.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, and does not contain all the information set forth in the registration statement and exhibits to the registration statement. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our reports, proxy statements and other information filed can be inspected and copied at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1
(800) SEC-0330. A copy of the registration statement and other information that we file electronically is also available on the Seucrities and Exchange Commission's EDGAR site on the World Wide Web at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We "incorporate by reference" into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. We incorporate the documents listed below:

           (a) our Annual Report on Form 10-K for the year ended March 31, 2002;

           (b) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

           (c) our Current Reports on Form 8-K filed on May 6 (two reports), May 13, July 19, August 1 and August 16, 2002; and

           (d) the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A/A dated July 29, 2002 pursuant to
     Section 12(g) of the Securities Exchange Act of 1934 and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Registration Statement on Form S-3 and prior to the termination of the offering described herein.

     We also incorporate by reference any filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 filed subsequent to the filing of this prospectus and prior to the termination of the offering of the shares. Any statement contained in this prospectus or in a document all or part of which is incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide you without charge upon written or oral request, a copy of any or all of the documents incorporated herein by reference (including exhibits specifically incorporated by reference in those documents). Requests for such copies should be directed to Chief Financial Officer, Pemstar Inc., 3535 Technology Drive N.W., Rochester, Minnesota, 55901, telephone number (507) 288-6720.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended March 31, 2002, as set forth in their report, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares offered hereby has been passed upon for us by Dorsey & Whitney LLP, Suite 1500, 50 South Sixth Street, Minneapolis, Minnesota 55402.

================================================================================

     No dealer, salesperson or any other person
has been authorized to give any information or to
make any representations other than those
contained in this prospectus, and, if given or            5,642,160 Shares
made, such information or representations must not
be relied upon as having been authorized by the
Company, any Selling Shareholders or any other
person. This Prospectus does not constitute an
offer to sell or a solicitation of an offer to buy
to any person in any jurisdiction in which such
offer or solicitation would be unlawful or to any
person to whom it is unlawful. Neither the
delivery of this prospectus nor any offer or sale
made hereunder shall, under any circumstances,               Pemstar Inc.
create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                      ----------

                        TABLE OF CONTENTS                    Common Stock

                                                      Page
                                                      ----

Risk Factors .......................................     1
Forward Looking Statements .........................     9
Pemstar Inc. .......................................    10
Sale and Issuance of 6 1/2% Subordinated                     ------------
Convertible Notes and Warrants .....................    11
Selling Shareholders ...............................    12    PROSPECTUS
Plan of Distribution ...............................    13
Where You Can Find More Information ................    15   ------------
Incorporation of Certain Documents by Reference ....    15
Experts ............................................    16
Legal Matters ......................................    16







                                                                 October 4, 2002
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